EXHIBIT 99.1

July 3, 2013

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

Supplementary Report

Further to the Company’s reports dated January 2, 2012, December 23, 2012, December 31, 2012, February 10, 2013 and April 10, 2013, a supplementary report is hereby provided to announce that on July 3, 2013, the Israeli Supreme Court dismissed the appeal filed on the District Court’s decision to strike down a motion to certify a claim as a class action against the Company’s subsidiary, Pelephone Communications Ltd. (“Pelephone”) for approximately NIS 380 million, which asserted that Pelephone had misled a portion of its business customers and updated some of its rates in contravention of the law.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.